As filed with the Securities and Exchange Commission on May 14, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION
14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

SCHUFF INTERNATIONAL, INC.
(Name of Subject Company (Issuer))

SCHUFF ACQUISITION CORP.
DAVID A. SCHUFF
SCOTT A. SCHUFF
SCHUFF FAMILY TRUST
SCOTT A. SCHUFF FAMILY TRUST
SCOTT A. SCHUFF IRREVOCABLE TRUST
SCHUFF IRREVOCABLE TRUST
19TH AVENUE/BUCHANAN LIMITED PARTNERSHIP

(Names of Filing Persons, each an offeror))

Common Stock, par value $.001 per share
(Title of Class of Securities)
808156103
(CUSIP Number of Class of Securities)

Scott A. Schuff
President
Schuff Acquisition Corp.
1841 West Buchanan Street
Phoenix, Arizona 85007
(602) 452-4497
(name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Robert S. Kant, Esq.
Scott K. Weiss, Esq.
Greenberg Traurig, LLP
2375 E. Camelback Road, Suite 700
Phoenix, Arizona 85016
(602) 445-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$4,694,121	$595

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 2,040,922 shares of common stock, par value $.001 per share, at the increased tender offer price of $2.30 per share in cash.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Filing Party:

Form or Registration No.:

Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Amendment No. 2 to the Tender Offer Statement on Schedule TO is being filed by Schuff Acquisition Corp., an Arizona corporation (“SAC”) to be wholly owned by David A. Schuff, Scott A. Schuff, and their affiliates named herein and amends and supplements (a) the Tender Offer Statement initially filed with the Securities and Exchange Commission (“SEC”) on April 30, 2004 (“Initial Schedule TO”) and as amended and supplemented by Amendment No. 1 to Schedule TO filed with the SEC on May 10, 2004; and (b) the Schedule 13E-3 Transaction Statement filed under cover of Schedule TO initially filed with the SEC on May 11, 2004 and as amended and supplemented by Amendment No. 1 to the Schedule 13E-3 Transaction Statement filed under cover of Schedule TO filed with the SEC on May 11, 2004. Unless the context otherwise requires, all references to SAC mean SAC, David A. Schuff, Scott A. Schuff, the Schuff Family Trust, the Scott A. Schuff Family Trust, the Scott A. Schuff Irrevocable Trust, the Schuff Irrevocable Trust, and 19th Avenue/Buchanan Limited Partnership, an Arizona limited partnership. This Schedule TO relates to the Offer by SAC to purchase all of the outstanding shares of the common stock, par value $0.001 per share (the “Shares”), of Schuff International, Inc., a Delaware corporation, at an amended purchase price of $2.30 per share, net to the seller in cash. The offer is set forth in the Supplement to the Offer to Purchase dated May 14, 2004 (the “Supplement”), a copy of which is attached hereto as Exhibit (a)(1)(I), the Offer to Purchase dated April 30, 2004 (the “Offer to Purchase”), as amended herein, and in the related revised Letter of Transmittal attached hereto as Exhibit (a)(1)(J) (which, together with the Supplement and Offer to Purchase, and any amendments or supplements hereto or thereto, collectively constitute the Offer). Copies of the Offer to Purchase and the original Letter of Transmittal were attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Initial Schedule TO.

          The information in the Offer to Purchase, including all schedules and exhibits thereto, is hereby expressly incorporated by reference in response to all items of this Schedule TO, except as otherwise set forth below.

SUMMARY TERM SHEET

          A new last sentence shall be added to the introduction paragraph of the Summary Term Sheet and shall read as follows:

“Unless the context otherwise requires, all references to SAC mean SAC, David A. Schuff, Scott A. Schuff, the Schuff Family Trust, the Scott A. Schuff Family Trust, the Scott A. Schuff Irrevocable Trust, the Schuff Irrevocable Trust, and 19th Avenue/Buchanan Limited Partnership, an Arizona limited partnership.”

          The second sentence of the introductory paragraph of the Summary Term Sheet is replaced with the following:

          “This summary describes the most material terms of the Offer but is intended to be an overview only.”

          The last sentence of the first bullet point under Summary Term Sheet is amended to read as follows:

“The Offer Price represents a 11% premium to the closing price of Schuff International common stock on April 27, 2004, the last full trading day before the April 29th public announcement of SAC’s proposal to acquire the Shares.”

                    The second sentence under “Summary Term Sheet – Questions and Answers About The Tender Offer – How Much is SAC Offering to Pay and What is the Form of Payment” is amended to read as follows:

“The Offer Price represents a 11% premium to the closing price of Schuff International common stock on April 27, 2004, the last full trading day before the April 29th public announcement of SAC’s proposal to acquire the Shares.”

          The first sentence under “Summary Term Sheet – Questions and Answers About the Tender Offer – What Is The Market Value Of My Shares As Of A Recent Date?” is amended to read as follows:

“On April 27, 2004, the last full trading day prior to the April 29th public announcement of SAC’s intention to purchase all of the shares of Schuff International common stock not owned by them, the reported closing price of the American Stock Exchange was $1.95 per share.”

          The Summary Term Sheet is amended by including the following information in the section entitled “Questions and Answers About the Tender Offer” at the end of page iv:

          “What is SAC’s Position Regarding the Fairness of the Offer and the Merger?

          SAC believes that the Offer and the Merger are both financially and procedurally fair to Schuff International’s stockholders who are not affiliated with David A. Schuff, Scott A. Schuff, and their affiliates. SAC bases its belief on observations of the following factors, each of which supports its views as to the fairness of the Offer and the Merger.

•	each Schuff International stockholder can individually determine whether to tender Shares in the Offer;

•	the $2.17 per Share cash consideration payable in the Offer represents a 11% premium to the closing price on April 27, 2004, the last trading day prior to the April 29th public announcement of SAC’s proposal to acquire the Shares;

•	the Offer is conditioned on the tender of at least a sufficient number of Shares such that, after the Shares are purchased pursuant to the Offer, SAC would own at least 90% of the Shares;

•	in no event will SAC purchase Schuff International shares in the Offer if less than a majority of the outstanding Schuff International shares, excluding shares beneficially owned by SAC and the executive officers and directors of Schuff International, are validly tendered and not withdrawn;

•	Schuff International stockholders that elect not to tender their Shares in the Offer will receive the same consideration in the Merger that SAC pays in the Offer, subject to their right to dissent from the Merger and demand payment of the fair value of their Shares under the DGCL.

•	SAC believes the Offer Price to be fair considering Schuff International’s going concern value, which considers its current financial performance, profitability, and growth prospects;

•	the terms of the Offer and the Merger; and

•	the Offer provides the opportunity for Schuff International stockholders to sell their shares without incurring brokerage and other costs typically associated with market sales.

          SAC’s view as to the fairness of the Offer and the Merger should not be construed as a recommendation as to whether or not you should tender your Shares. See “Special Factors — SAC’s Position Regarding the Fairness of the Offer and the Merger,” for further information about SAC’s determination of procedural and substantive fairness of the Offer to unaffiliated stockholders.”

          The last sentence of the first paragraph under “Introduction” is amended to read as follows:

“The Offer Price represents a 11% premium to the closing price of Schuff International common stock on April 27, 2004, the last full trading day before the April 29th public announcement of SAC’s proposal to acquire the Shares.”

SPECIAL FACTORS

          The following two sentences are hereby inserted as the second and third sentences of the third full paragraph in the section entitled “Special Factors – Background of the Offer”:

          “During the summer of 2003, David A. Schuff and Scott A. Schuff held discussions with Bank One to raise the capital necessary to effect a going private transaction. Bank One ultimately refused to provide the necessary capital.”

          The sixth full paragraph in the section entitled “Special Factors – Background of the Offer” is hereby amended and restated as follows:

          “During April 2004, Scott A. Schuff, in his individual capacity, in his fiduciary capacity as trustee for various stockholder trusts, and in his capacity as general partner of 19th Avenue/Buchanan Limited Partnership, met with legal counsel to discuss the possibility of commencing a tender offer to acquire the shares of Schuff International common stock not owned by David A. Schuff, Scott A. Schuff, and their affiliates and subsequently deregister Schuff International as a public company under the Exchange Act.”

          The following is hereby added as the last paragraph of the section entitled “Special Factors – Background of the Offer”:

          “On April 23, 2004, the Board of Directors of Schuff International held a special meeting at which meeting David A. Schuff and Scott A. Schuff announced their intention to commence a tender offer to acquire all Shares of Schuff International not owned by the Schuffs or their affiliates at a price of $2.17 per share. At this special meeting of the Board, the Board authorized the formation of a special committee to review and evaluate the Offer and to exercise all of the powers and authority of the Board to respond to and take action in connection with the Schuffs’ proposal.”

          The second bullet point under the section entitled “Special Factors – Reasons for and Purpose of the Offer and Merger – Benefits and Detriments to Schuff International of the Offer and the Merger” is hereby amended and restated as follows:

•	the decrease in annual costs, particularly those associated with being a public company, such as the following:

Independent accounting firm fees	$335,000
Legal fees	$50,000
SEC reporting compliance	$67,000
Investor relations expenses	$149,000
Director fees and expenses	$102,000
Stock rating service costs	$20,000

Total	$723,000

In addition to the decrease in the costs set forth above, the avoidance of increased costs anticipated to be incurred as a result of enactment of the Sarbanes-Oxley Act of 2002 and recently enacted rules and regulations of the SEC;

          The first and last paragraphs in the section entitled “Special Factors – Reasons for and Purpose of the Offer and the Merger – Alternative Structure Considered” are amended and restated as follows:

          “Alternative Structure Considered. Prior to April 2004, SAC considered a long-form merger as an alternative to structuring the transaction as a tender offer followed by a short-form merger. In determining to structure the transaction as a tender offer followed by a short-form merger, as opposed to a long-form merger, SAC considered the following:”

          “After discussing among themselves the advantages and disadvantages of the alternative method of acquiring the minority stockholder interest in Schuff International through a long-form merger, SAC decided to structure the transaction as a tender offer for all of the Shares of Schuff International not already owned by David A. Schuff, Scott A. Schuff, or their affiliates, to be followed by a short-form merger.”

          The second paragraph in the section entitled “Special Factors – SAC’s Plans for Schuff International” is amended and restated as follows:

          “If, after the Offer is completed but prior to consummation of the Merger, the aggregate ownership by SAC and its affiliates of the outstanding Shares should fall below 90% for any reason, SAC may decide to acquire additional Shares in the open market or in privately negotiated transactions to the extent required for such ownership to equal or exceed 90%. Any such purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than or the same as the Offer Price. In the event the aggregate ownership by SAC and its affiliates of the outstanding Shares should fall below 90% and SAC decides to acquire additional Shares in the open market or in privately negotiated transactions to the extent required for such ownership to equal or exceed 90%, any such purchases will comply in all respects with Rule 14e-5 of the Securities Exchange Act of 1934, as amended, prohibiting unlawful activity in purchases outside of a tender offer, and other rules and regulations promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended.”

          A new section entitled “Special Factors – SAC’s Determination of the Offer Price” shall be added immediately preceding the section entitled “SAC’s Position Regarding the Fairness of the Offer and the Merger,” and shall read as follows:

          “SAC’s Determination of the Offer Price

          In determining the $2.17 per Share cash consideration payable in the Offer, SAC considered a variety of factors, including the following:

•	the historic and then-current market price of the Shares. The $2.17 per Share cash consideration payable in the Offer represents an 11% premium to the Shares’ closing price on the American Stock Exchange of $1.95 per Share on April 27, 2004, the last full trading day before the April 29th public announcement of SAC’s proposal to acquire the Shares, an 11% premium to the average closing price during the 30-day period prior to April 27, 2004, a 14% premium to the average closing price during the 60-day period prior to April 27, 2004, a 13% premium to the average closing price during the 90-day period prior to April 27, 2004, and a 24% premium to the average closing price during the 12-month period prior to April 27, 2004;

•	Schuff International’s business prospects;

•	Schuff International’s historical and anticipated results of operations;

•	general conditions in the securities markets;

•	pricing of similar transactions;

•	the liquidity of the Shares; and

•	the need to set an Offer Price that would be attractive to stockholders relative to the current trading price of the Shares.”

          The first sentence of the second bullet point under “Special Factors — SAC’s Position Regarding the Fairness of the Offer and the Merger” is amended to read as follows:

“The $2.17 per Share cash consideration payable in the Offer represents a 11% premium to the closing price on April 27, 2004, the last trading day prior to the April 29th public announcement of SAC’s proposal to acquire the Shares.”

          The first bullet point under “Special Factors — SAC’s Position Regarding the Fairness of the Offer and the Merger” is amended and restated to read as follows:

•	“In that Schuff International is subject to the reporting requirements of the Securities Exchange Act of 1934, SAC assumes that all contracts, events, and recent changes having a material effect on Schuff International have been publicly disclosed and timely filed by Schuff International through reports filed with the Securities and Exchange Commission, and information regarding any such contracts, events, and recent changes is available by reference to such reports. Each Schuff International stockholder can individually determine whether to tender Shares in the Offer, and SAC believes that the Schuff International stockholders are capable of evaluating the fairness of the Offer.”

          The fifth bullet point under “Special Factors — SAC’s Position Regarding the Fairness of the Offer and the Merger” is amended and restated to read as follows:

•	“SAC believes the Offer Price to be fair considering Schuff International’s going concern value, including its current financial performance, profitability, and growth prospects. In addition, the Offer and the Merger would shift the risk of the future financial performance of Schuff International from the public stockholders, who do not have the power to control decisions made as to Schuff International’s business, entirely to SAC, which would have the power to control Schuff International’s business and which has the resources to manage and bear the risks inherent in the business over the long term.”

          The second full paragraph under the section entitled “Special Factors – SAC’s Position Regarding the Fairness of the Offer and the Merger” is amended and restated as follows:

          “SAC determined that the following factors were not relevant indicators of the value of the Shares:

•	the liquidation value of Schuff International, which SAC does not believe to be meaningful because it is expected that any proceeds from Schuff International’s liquidation, which would disregard the value of goodwill recorded on Schuff International’s balance sheet, would be significantly lower than $2.17 per Share.

•	net book value of Schuff International, which SAC did consider, and determined that net book value per share was equal to $1.40 as of March 31, 2004. However, SAC did not believe that net book value was relevant to a determination of fairness in that most companies, including Schuff International, derive their value from intangible assets such as customer relationships, an assembled work force, supply agreements, and other intangible assets that are not reflected on a company’s historical financial statements. Accordingly, Schuff International’s historic net book value per share has been less than the market price of Schuff International’s common stock as reported on AMEX; and

•	to SAC’s knowledge, no firm offers have been made with respect to Schuff International regarding a merger or other business combination, or the sale of all or of any substantial part of the assets of securities of Schuff International.”

          The second bullet point under the third full paragraph under the section entitled “Special Factors – SAC’s Position Regarding the Fairness of the Offer and the Merger” is amended and restated as follows:

•	“The financial interests of SAC are adverse as to the Offer Price to the financial interests of the Schuff International stockholders in that a higher the Offer Price paid to Schuff International stockholders will equate ultimately to fewer financial resources being available to SAC after the completion of the Offer. Officers and directors of Schuff International have actual or potential conflicts of interest in connection with the Offer and the Merger, including the ability to enhance their investment in Schuff International, which may experience increased profitability as a result of eliminating burdens on management associated with being a public company.”

          An additional paragraph in “Special Factors — SAC’s Position Regarding the Fairness of the Offer and the Merger” is added to read as follows:

          “SAC has commenced this Offer without obtaining the prior approval of the board of directors or stockholders of Schuff International and neither of such approvals is required for the commencement and consummation of the Offer. SAC expects that the Schuff International board of directors will appoint a special committee of independent directors authorized, as appropriate, to consider and to make recommendations with respect to the Offer, including making a recommendation with respect to the position that the full Schuff International board of directors should take in connection with the Schedule 14D-9.”

THE TENDER OFFER

          The first sentence in the first paragraph of the section captioned “The Tender Offer – Acceptance for Payment and Payment for Shares” is amended and restated to read as follows:

          “Upon the terms and subject to the conditions of the Offer (including the Offer Conditions and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), SAC will accept for payment, and will pay for Shares validly tendered and not withdrawn promptly after the expiration of the Offering Period.”

          The last paragraph of the section entitled “The Tender Offer – Acceptance for Payment and Payment for Shares” is hereby amended and restated to read as follows:

          “SAC reserves the right to transfer or assign in whole or in part from time to time to David A. Schuff, Scott A. Schuff, the Schuff Family Trust, the Scott A. Schuff Family Trust, the Scott A. Schuff Irrevocable Trust, the Schuff Irrevocable Trust, or 19th Avenue/Buchanan Limited Partnership the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve SAC of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.”

          The heading and first sentence in the section entitled “The Tender Offer – Certain Federal Income Tax Consequences of the Offer” is hereby amended to read as follows:

          “5. Federal Income Tax Consequences of the Offer.

          The following is a summary of material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger.”

          The first sentence of the paragraph following the stock price table on page 18 is amended to read as follows:

“On April 27, 2004, the last full trading day before the April 29th public announcement of SAC’s proposal to acquire the Shares, the reported closing price of the Shares on the American Stock Exchange was $1.95 per Share.”

          Subparagraphs (a), (b), and (c) under the section entitled “The Tender Offer – Certain Conditions of the Offer” are amended and restated to read as follows:

“(a)	any preliminary or permanent judgment, order, decree, ruling, injunction, action, proceeding, or application shall be pending or threatened before any court, government, or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, which restrains, prohibits, or delays consummation of, or materially alters or otherwise materially affects, the Offer or the Merger, results in a diminution in the value of the Shares or prohibits or imposes material limitations on SAC’s acquisition, ownership, or operation of all or any portion of its or Schuff International’s business or assets or of the Shares (including, without limitation, the right to vote the Shares purchased by SAC on an equal basis with all other Shares on all matters presented to the stockholders of Schuff International); or

(b)	any statute, including without limitation any state anti-takeover statute, rule, regulation, or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced, or deemed or become applicable or asserted to be applicable to the Offer or the Merger, which restrains, prohibits, or delays consummation of, or materially alters or otherwise materially affects, the Offer or the Merger, or results in a diminution in the value of the Shares or prohibits or imposes material limitations on SAC’s acquisition, ownership, or operation of all or any portion of its or Schuff International’s business or assets or of the Shares (including, without limitation, the right to vote the Shares purchased by SAC on an equal basis with all other Shares on all matters presented to the stockholders of Schuff International); or

(c)	any change (or any condition, event, or development involving a prospective change) shall have occurred or be threatened that has a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, results of operations, or prospects of Schuff International or any of its subsidiaries; or”

          The section entitled “The Tender Offer – Certain Conditions of the Offer” is amended and restated as follows:

          “The foregoing conditions are for the sole benefit of SAC and may be asserted by SAC regardless of the circumstances (including any action or inaction by SAC) giving rise to any such conditions or may be waived by SAC in whole or in part at any time from time to time in its reasonable discretion on or prior to the expiration date of the Offer or any subsequent offering period The determination as to whether any condition has occurred shall be in the sole and reasonable judgment of SAC and will be final and binding on all parties. The failure by SAC at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time on or prior to the expiration date of the Offer or any subsequent offering period. Notwithstanding the foregoing, SAC will not purchase shares in the Offer if less than a majority of the outstanding Shares, excluding Shares beneficially owned by SAC and the executive officers and directors of Schuff International, are validly tendered in the Offer and not withdrawn.”

          The last paragraph of the section entitled “The Tender Offer – Dividends and Distributions” is hereby amended to include the following new sentence:

“In the event of a reduction in the Offer Price due to any cash dividend or cash distribution, the Offer will remain open for at least 10 business days from the date that notice of such reduction is first given to stockholders.”

     The paragraph entitled “The Tender Offer – Certain Effects of the Offer – Participation in Future Growth” is hereby amended and supplemented as follows, and a second paragraph in such section is hereby added as follows:

“Specifically, upon completion of the Merger, after considering the voting and dispositive control of the shares of SAC through various stockholder trusts, David A. Schuff will beneficially own 49.6% of the common stock of SAC, and Scott A. Schuff will beneficially own 50.4% of the common stock of SAC. SAC will record an asset of approximately $16.3 million related to the purchase of the Shares, together with a note payable to 19th Avenue/Buchanan Limited Partnership in the amount of purchase price of the Shares, which is estimated to be $4.4 million. At such time, SAC’s shareholders’ equity will be approximately $11.9 million.

     The Offer and the Merger, if completed, will result in less than 50% change of ownership of Schuff International. Accordingly, SAC does not expect that the Offer and the Merger will affect the ability in the future of Schuff International to benefit from the net operating losses suffered during the year ended December 31, 2003. The actual tax net operating loss is estimated to be approximately $6.9 million, and approximately $6.8 million of such operating loss would be carried back and used in 2001. SAC has not yet analyzed the effect of various state net operating losses. Accordingly, if the Merger is completed, SAC and its stockholders would benefit from the future use of such operating loss carryforwards.”

ITEM 12. Exhibits.

(a)(1)(H)	Press release issued by Schuff Acquisition Corp., dated May 13, 2004

(a)(1)(I)	Supplement to the Offer to Purchase dated May 14, 2004

(a)(1)(J)	Revised Letter of Transmittal dated May 14, 2004

(a)(1)(K)	Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated May 14, 2004

(a)(1)(L)	Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated May 14, 2004

SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

SCHUFF ACQUISITION CORP.

By:	/s/ Scott A. Schuff

Name: Scott A. Schuff
Title: President
Date: May 14, 2004

EXHIBIT INDEX

ITEM 12. Exhibits.

(a)(1)(H)	Press release issued by Schuff Acquisition Corp., dated May 13, 2004

(a)(1)(I)	Supplement to the Offer to Purchase dated May 14, 2004

(a)(1)(J)	Revised Letter of Transmittal dated May 14, 2004

(a)(1)(K)	Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated May 14, 2004

(a)(1)(L)	Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated May 14, 2004